U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SENDS LETTER TO infoUSA REQUESTING ANSWERS
TO SERIOUS QUESTION # 5

STAMFORD, CONNECTICUT, June 1, 2007 - Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), today sent the following letter to Mr. Vinod Gupta and the infoUSA Board of Directors.

Dear Mr. Vinod Gupta and other infoUSA Board members,

In addition to Question #’s 1, 2, 3 and 4, all of which are still unanswered, the shareholders of infoUSA need meaningful answers to the following additional serious question regarding their investment in infoUSA in connection with next week’s Annual Meeting.

To date, you have refused to sufficiently respond to the fundamental questions the investment community has posed.  We are once again providing you with an opportunity to do so in advance of the Annual Meeting on June 7, 2007.

Question #5:  To Mr. Vinod Gupta:  You have referred many times to a string of “successful”1 acquisitions as part of the Company’s “growth” strategy – infoUSA has spent $745 million of shareholder funds over the past ten years acquiring other businesses. 2  We think shareholders would like to understand the “success” of this strategy, given that Mr. Vinod Gupta, as the Company’s CEO, has spent almost three-quarters of a billion dollars to produce a 10-year annualized return of less than 1%3.  As infoUSA’s total enterprise value is now approximately $790 million – or approximately the amount you spent in the past decade buying businesses – how has your acquisition strategy delivered value to infoUSA’s shareholder returns over the last ten years?

We await your meaningful response to Questions 1, 2, 3, 4 and 5 – and on behalf of the interests of all shareholders, will put forth additional questions to you in the days leading up  to the June 7th Annual Meeting.

Very truly yours,

/s/ Donald T. Netter
Donald T. Netter
Senior Managing Director

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1Mr. Vinod Gupta’s references to the Company’s “successful” acquisitions are numerous – his most recent reference was made in his May 29, 2007 letter to shareholders.

2infoUSA’s 10-K for the fiscal year ended 2006

3As of April 27, 2007, the trade date immediately preceding the commencement of Dolphin’s withhold campaign for the 2007 annual meeting of shareholders, infoUSA’s share price was $9.45.  Based on this price, the 10-year compounded annual return of infoUSA’s shares was an anemic 0.7%.  See Dolphin’s April 30, 2007 letter to shareholders for more information regarding infoUSA’s share price return.